PRIMERO PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2012 RESULTS AND ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, April 9, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it plans to release its first quarter 2012 results on Thursday, May 3, 2012. The Company also announced that it will host its Annual General and Special Meeting of Shareholders ("AGM") on Monday, May 28, 2012. Primero has filed its 2011 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2011 audited financial statements on SEDAR (www.sedar.com) and Edgar (www.sec.gov). Shareholders may request, free of charge, a hard copy of the audited financial statements upon request to info@primeromining.com.

Q1 2012 Results Conference Call Details

A conference call will be held on Thursday, May 3, 2012 at 11:00 a.m. EDT to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S., and entering the participant passcode 59871813#.

A recorded playback of the Q1 2012 results call will be available until June 3, 2012 by dialing 1-866-206-0173 or 646-216-7204 and entering the call back passcode 271515#.

A live and archived webcast of the conference will also be available at www.primeromining.com under the News and Events section.

AGM Details

The AGM will begin on Monday, May 28, 2012 at 2:00 pm EDT and will be held at the offices of McMillan LLP located at McMillan LLP, Brookfield Place, Suite 4400, 181 Bay Street, Toronto, ON. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGM please dial North America toll free 1-866-200-6965, or 1-646-216-7221 for calls outside Canada and the U.S., and enter the participant passcode: 46326933#.

A recorded playback of the AGM call will be available until June 28, 2012 by dialing 1-866-206-0173, or 1-646-216-7204 and entering the call back passcode 270963#.

A live and archived webcast of the AGM will also be available at www.primeromining.com under the News and Events section.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com